Part II: Activities of the Broker-Dealer Operator and its Affiliates
Item 1:   Broker-Dealer Operator Trading Activities on the ATS

    a.   Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g., quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

■ Yes   ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The UBS ATS is operated by UBS Securities LLC as the Broker-Dealer Operator. UBS Securities LLC ("UBS") is a broker and dealer registered with the Securities and Exchange Committee (SEC).

The following UBS Equities business units of the Broker-Dealer Operator (the "Business Units") are permitted to enter or direct the entry of agency or principal orders and Conditional Indications (CIs) for execution in the UBS ATS:

Global Cash Equities - This business unit is comprised of both sales and trading desks, which provide services to institutional (including other broker-dealers), retail, and corporate clients in cash equity securities. The business unit primarily executes client orders on an agency basis, but it also maintains principal trading books to satisfy clients' liquidity needs as a market maker. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Voice (High Touch) Cash Trading, (2) Portfolio Trading, (3) Central Risk Book, (4) Retail Market-Making (RMM), and (5) Electronic Trading.

Global Equity Derivatives - This business is primarily a client facilitation business that services clients in flow and structured derivatives. The derivative products typically traded include but are not limited to OTC, listed, structured notes, dynamic strategies, corporate derivatives, convertible bonds, and commodity index products. The trading desk generally hedges its risk on both a security-by-security and portfolio basis, as appropriate. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Flow Derivative Trading, (2) Structured Products, (3) Public Distribution, and (4) Fund Derivative Trading.

Global Financing Services - In addition to providing prime brokerage services to clients, this business operates a market making business in delta-one equity products (e.g., total return swaps, security futures and options). The business also offers securities lending and inventory management services to the UBS Global Equities business. Risks are generally hedged on a trade-by-trade basis. This business unit is comprised of the following desks which are permitted to enter or direct the entry of agency or principal orders and CIs for execution in the UBS ATS: (1) Equity Finance, and (2) Securities Lending.

All Business Units have the same levels of access to services (e.g., connectivity, liquidity, restrictions) within the UBS ATS and all orders or CIs from the Business Units reach the UBS ATS through the UBS Smart Order Router ("UBS SOR"). The desks of the Business Units, as described above, are Class A Direct Subscribers. For the definitions of each class of ATS Subscriber, please see Part II, Item 5.

Class A Direct Subscribers are permitted to enter and direct the entry of agency and principal orders and CIs into the UBS ATS, using the MPID "UBSS".

Item 2: Affiliates Trading Activities on the ATS

    a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

       ■ Yes   ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Affiliates of the Broker-Dealer Operator are permitted to enter or direct the entry of orders and trading interest into UBS ATS through the UBS SOR using FIX 4.2. For purposes of this Form ATS-N, UBS has defined the term "Affiliate Orders" to mean orders and Conditional Indications (CIs) sent to the UBS ATS on behalf of an affiliate of the Broker Dealer Operator.

Affiliate Orders use the "UBSS" MPID and may be sent as principal or agency but all Affiliate Orders are handled by the UBS ATS on an agency basis (i.e., the Broker-Dealer Operator, UBS Securities LLC, acts as agent for its Affiliates).

Affiliate Orders are classified as either Class A Direct Subscriber or Class A Indirect Subscriber depending on from where the Affiliate Order originates. If the Affiliate Orders originates from either the UBS Algorithmic platform or Retail Market Making (RMM) then that Affiliate Order would be classified as a Class A Direct Subscriber, otherwise it would be classified as a Class A Indirect Subscriber.

~~The~~ Since the effective date of the initial Form ATS-N for the UBS ATS, the following Affiliates ~~entered or directed the entry of agency and principal~~ have executed orders~~, CIs and trading interest into UBS ATS~~ in ~~Q2 2019~~ UBS ATS:

- UBS AG, acting through various global branches (e.g., UBS AG London Branch)
- UBS Financial Services Inc.
- UBS Europe SE
- UBS Securities Canada Inc.
- UBS Securities Australia Limited
- UBS Switzerland AG

The above is a list of Affiliates that have historically executed orders in the UBS ATS. The Broker-Dealer Operator will update this list as necessary to (1) add any Affiliate that newly executes orders in the UBS ATS, and (2) remove any entity that ceases to be an Affiliate of the Broker-Dealer Operator.

In general, these Affiliates are members of the following types of business operated within the larger UBS organization:

- Investment Bank: provides investment banking, advisory, capital markets, research, and sales and trading services to institutional clients around the world.

- Wealth Management: provides comprehensive financial advice, solutions and services to wealthy families and individuals around the world.

- Personal & Corporate Banking: provides comprehensive financial products and services to UBS's private, corporate and institutional clients in Switzerland.

UBS Americas Cash Equities (referred to as "ACE"): UBS ATS employees reside within ACE and are responsible for the management and supervision of the UBS ATS. ACE is part of the UBS Global Cash Equities business unit as described in Part II, Item 1. Within ACE the UBS ATS Desk is separate from all other groups. For purposes of this Form ATS-N, the term "ATS Desk" refers to the UBS ATS Supervisor, authorized delegates, and ATS senior management. The following groups provide shared resources within ACE: Senior Management, Market Structure (MS), Quantitative Analytics and Development (QAD), Platform ~~Licensing (PL~~Services (PS)), Product Development Group (PDG), Regulatory Risk Management (RRM), and Chief Operating Office (COO). While no other groups within ACE have direct access to the UBS ATS or visibility into the UBS ATS systems or order book, each of these shared functions has different levels of access to CTI based on their roles and responsibilities related to the UBS ATS.

- Senior Management ("Senior Management"): Senior Management within the Global Cash Equities business is ultimately responsible for the operations of the ACE business, including the UBS ATS. Senior Management may have access, on a case-by-case basis, to all CTI available to any member of the ATS Desk for the sole purpose of strategically operating the broader business. Access is approved through the Access System or separate supervisory approval.

- Market Structure (MS): The Americas Market Structure team is responsible for closely monitoring market structure and regulatory developments and regularly sharing UBS' insights through micro and macro market updates to all clients of UBS including UBS ATS Subscribers. MS may be made aware that a client is a UBS ATS Subscriber for purposes of discussions with that client, however, MS will not have access to any other CTI. Access is approved through the Access System or separate supervisory approval.

- Quantitative Analytics and Development (QAD): The Quantitative Analytics and Development team is responsible for Post-Trade CTI analytics for Equities including the UBS ATS with a focus on items such as Subscriber-specific and aggregated data for distribution, Source Category grading, Conditional Scoring analyses, and developing new functionality. QAD generally has access to Post-Trade CTI, but QAD also may have access to Real-Time CTI, on a case by case basis, as necessary for the performance of their responsibilities. Access is approved through the Access System.

- Platform ~~Licensing (PL~~Services (PS)): The Platform ~~Licensing~~Services team is responsible for sales and relationship management for IB clients organized and operating as banks, private banks and broker-dealers. ~~PL~~PS is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. In connection with their activities, ~~PL~~PS will be provided access to the names of UBS ATS Subscribers as well as their UBS ATS revenues for purposes of discussions with that client. ~~PL~~PS will not have access to any other CTI. Access will be approved through the Access System or supervisory approval.~~–~~

- Product Development Group (PDG): The Product Development Group is responsible for the management and coordination of new development items and enhancements to existing systems within UBS ACE including the UBS ATS. PDG has access to Post-Trade CTI on a case-by-case basis, but in some cases access to Real-Time CTI may be provided if necessary for the performance of responsibilities. Access is approved through the Access System.

- Regulatory Risk Management (RRM): The Regulatory Risk Management team is responsible for the development and implementation of governance and control

4

these systems which is managed through the Access System. This access is through the Access System and approvals are managed by the team managers.

Please note that certain individuals with access to CTI may change roles and move among different groups/functions within Global Cash Equities and UBS Business Solutions. When employees change roles, the UBS ATS may allow certain employees to temporarily maintain their existing level of access to CTI for the sole purpose of transitioning their responsibilities to another employee. When the transition of responsibilities is complete and the ATS Desk determines the employee's legacy access to CTI is no longer required, access will be removed.

Part III: Manner of Operations
Item 13: Segmentation; Notice

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (e.g., segmented by type of participant, order size, duration, source, or nature of trading activity)?

☑ Yes   ☐ No

If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.

UBS ATS segments incoming order flow into one of five Source Categories (named Source Category 1 through 5). Source Categories are used by the UBS ATS when applying certain crossing restrictions.

Grading Eligibility
- Orders not received from the UBS SOR are eligible for grading.
- Orders received from the UBS SOR are not eligible for grading.

Qualitative Attributes for Source Categories 1 and 2:
- Source Category 1: Retail Orders from RMM received through the UBS SOR. "Retail Orders" are held orders submitted to RMM, irrespective of whether the orders have been attested as meeting the definition in NYSE Rule 107C(a)(3).
- Source Category 2: Certain orders received from the UBS SOR (e.g., institutional, retail broker-dealer, UBS Affiliate, UBS Principal); or through Sponsored Access where the underlying client is an institutional client of UBS (this includes clients transacting with full attribution through "Single Ticket" clearing arrangements administered by other broker-dealer firms). A Single Ticket clearing arrangement refers to an institutional client using a broker-dealer to reduce clearing costs and operational complexity around account allocations.

ATS Execution ~~Committee~~Forum

The ATS Execution ~~Committee~~Forum, consisting of representatives from the ATS Desk, Quant/Analytics, and Compliance & Operational Risk Control, is the recognized forum within the UBS Investment Bank which governs execution quality of the UBS ATS. The ATS Execution ~~Committee~~Forum meets monthly, and examines and evaluates the activity of Subscribers that are eligible for grading within the ATS, including, but not limited to:
- Subscriber Source Category Segmentation
- Subscriber Grading of Conditional Indications
- Reversion Based Subscriber Suspension

6

Initial Source Category Placement:

Class A Indirect Subscribers, Class B Direct Subscribers, and Class B Indirect Subscribers may request to have their order flow split into separate Subscriber Flows for the purposes of grading by sending an email request to the UBS ATS. Initial Source Category placements will remain in effect until the UBS ATS Execution ~~Committee~~Forum has sufficient data to provide a statistically significant analysis and decision.

- All Class A Direct Subscriber orders will be placed into the Source Category determined by the Broker-Dealer Operator depending on client type. The Broker-Dealer Operator does not split Subscriber Flows for grading purposes.
- All Subscriber Flows that are new business from clients defined as a Class A Indirect Subscriber, a Class B Direct Subscriber, or a Class B Indirect Subscriber will initially be placed in Source Category 5.
- All new Subscriber Flows that are created by separating existing business, for the purpose of Source Category Grading will initially be placed in the current Source Category of the existing Subscriber Flow.

Grading Process and Reversion Analysis

The ATS Execution ~~Committee~~Forum performs a quantitative review of reversion metrics (the "Grading Process") for Subscriber Flow eligible for grading for the prior 3 months of trading activity (the "Review Period") and utilizes several reversion metrics, all of which involve a notionally weighted price difference expressed as a percentage of the spread at time of execution, where the price difference can be based on:

- The difference between the midpoint at time of execution and the midpoint one second after the trade ("mid-to-mid").
- The difference between the execution price and the midpoint one second after the trade ("exec-to-mid").

Eligibility for a specific source category is determined by one or more reversion metrics ("eligibility reversion"):

- PIN Eligibility Reversion: This determines whether a Subscriber Flow that is qualitatively eligible for access to Source Category 2 can be assigned to that Source Category. It is calculated by looking at the exec-to-mid reversion against UBS Algo Midpeg Day Orders.
- Source Category 3 Anchor Set Eligibility Reversion: This determines eligibility for inclusion in the Source Category 3 Anchor Set, which is further described below. It is calculated by looking at the mid-to-mid reversion against Source Category 3 Anchor Set flow, as described below.
- Source Category 3 Eligibility Reversion: This determines whether a Subscriber Flow is eligible to be categorized as Source Category 3. It is calculated by looking at executions against the Source Category 3 Anchor Set, using a combination of metrics as described below.
- Source Category 4 Eligibility Reversion: This determines whether a Subscriber Flow can be categorized as Source Category 4. It is calculated by looking at the aggregate mid-to-mid reversion of all executions for a given Subscriber Flow.

As mentioned above, eligibility for inclusion in Source Category 3 is determined by looking at reversion against the Source Category 3 Anchor Set ("Anchor Set"), which consists of UBS Algo Flow, and certain Class B Direct and Indirect Subscriber Flow. Class B Subscriber Flow is re-evaluated for inclusion in the Anchor Set on a monthly basis by reviewing executions during the Review Period. The first step of the process of consistent fluctuation of a Source Category grade, and the determination would be documented in the UBS ATS Execution ~~Committee~~Forum meeting minutes.

Source Categories used in the UBS ATS are defined as follows:

- Source Category 1: Order flows that meet the qualitative attributes for Source Category 1.
- Source Category 2: Order flows that (i) meet the qualitative attributes for Source Category 2 and are not eligible for grading; or (ii) meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level of the order flow is less than or equal to 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and the Source Category 4 Eligibility Reversion is less than 25%.
- Source Category 3: Consists of (i) Order flows that meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above where the PIN Eligibility Reversion level is greater than 2% and the Source Category 3 Eligibility Reversion is less than or equal to 10% and Source Category 4 Eligibility Reversion is less than 25%; (ii) Class B Subscribers that are included in the Source Category 3 Anchor Set; (iii) Order flows that do not meet the qualitative attributes for Source Category 2 and are eligible for grading as defined above, and that are not included in the Source Category 3 Anchor Set, where the Source Category 3 Eligibility Reversion level is less than or equal to 10% and the Source Category Eligibility Reversion level is less than or equal to 25%; or (iv) all other order flows received that do not meet the qualitative attributes for Source Category 1 and Source Category 2 and are not eligible for grading.
- Source Category 4: Any order flows eligible for grading where the Source Category 3 Eligibility Reversion level is greater than 10% and the Source Category 4 Eligibility Reversion level is less than or equal to 25%.
- Source Category 5: Any order flows eligible for grading where the Source Category 4 Eligibility Reversion level is greater than 25%.

Restricting Crossing Against a Specific Source Category

For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.